As filed with the Securities and Exchange Commission on January 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$15,500,000 (a)	$2,011.90 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,011.90	Filing Party: Lightstone Value Plus Real Estate Investment Trust V, Inc.
Form or Registration No.: TO-I	Date Filed: December 17, 2019

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐    Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

Item 1. Summary Term Sheet

Item 4. Terms of the Transaction

This Amendment no. 2 amends and supplements Items 1 and 4 of this Schedule TO as follows:

The Company is extending the Expiration Date of the Offer until midnight Eastern Time on Friday, February 28, 2020, unless further extended.  The Offer had been previously scheduled to expire at midnight Eastern Time on January 31, 2020. As of January 30, 2020, 1,256,068 shares of common stock of the Company have been tendered.  Throughout the Schedule TO, the Offer to Purchase and the other offering materials, all references to the Expiration Date of the Offer are hereby amended to refer to midnight Eastern Time on Friday, February 28, 2020.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 12.          Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.
2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: January 31, 2020	LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST V, INC.

	BY:	/s/ Seth Molod
Seth Molod
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated December 17, 2019

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders

(a)(2)(B)*	Email to Financial Advisors

(a)(2)(C)*	Letter provided to Stockholders requesting redemptions under share redemption program

(a)(2)(D)*	Notice to Stockholders regarding the extension of the Expiration Date

(a)(2)(E)*	Press Release dated January 21, 2020

(a)(2)(F)*	Email to Financial Advisors regarding Expiration Date

(a)(2)(G)**	Press Release dated January 31, 2020

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding the share redemption program

(d)(1)(A)	Fifth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed January 4, 2019

*          Previously filed.

**        Filed herewith.